

Mail Stop 4631

October 18, 2017

Via E-Mail
Thomas D. Davis
Chairman of the Board, President and Chief Executive Officer
Viskase Companies, Inc.
333 East Butterfield Road, Suite 400
Lombard, Illinois 60148

      Re: Viskase Companies, Inc.
             Offering Statement on Form 1-A
             Filed September 25, 2017
             File No. 024-10744

Dear Mr. Davis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Article IX of your bylaws includes an exclusive forum provision naming the state and federal courts in Delaware as the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision my limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

2. Please expand your discussion related to the provision of income taxes to provide a more robust discussion around the changes that impacted your effective tax rate from period to period. Your disclosures should clearly outline each of the material factors that

contributed to your effective tax rate along with the underlying reasons for the changes between periods. To the extent any of those material factors are not expected to be recurring, your discussion should clearly indicate the non-recurring nature of such factors. For example, we note that the amount of permanent differences, net significantly impacted your effective tax rate by approximately $2 million or 15.3% in 2016 compared to only $0.4 million or (4.3)% in 2015 with seemingly no explanation as to the reasons behind the change or whether the change is considered recurring in nature.

Liquidity and Capital Resources, page 49

3. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements

4. With reference to the risk factors associated with you foreign operations as discussed on pages 19 and 21, please disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries or affiliates to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Furthermore, please disclose the following:

    • The amount of foreign cash you have as compared to your total amount of cash as of each of the balance sheet dates presented.
    • Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated; and
    • Disclose, if true, that you do not intend to repatriate these amounts

Note 17.Restructurings, page F-23

5. We note your disclosures related to the various restructuring programs that the Company has initiated. Please expand your disclosures for your restructuring actions to also provide the total amount expected to be incurred as required by ASC 420-10-50-1.b.1. Additionally, please expand your disclosures here or within MD&A to quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management's expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Note 18.Acquisitions, page F-24

6. We note that the purchase price allocation for your acquisition of Walsroder is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements. Please refer to ASC 805-20-50-4A for guidance.

7. Please disclose the amount of goodwill that will be deductible for tax purposes. See ASC 805-30-50-1(d).

Note 13.Income Taxes, page F-48

8. Please tell us whether you consider your earnings of non-US subsidiaries to be indefinitely invested outside the United States. Please provide the disclosure required by ASC 740-30-50.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Ameen Hamady, Staff Accountant at (202) 551-3891 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
Thomas A. Monson, Esq.